Exhibit 99.1

ReneSola Announces Results of Annual General Meeting

Stamford, CT, December 17, 2019 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully-integrated solar project developer, today announced the results of its 2019 annual general meeting of shareholders. Specifically, the Company’s annual general meeting of shareholders approved the following:

1.	The consolidated financial statements of the Company for the year ended 31 December 2018, together with the reports of the auditors thereon.

2.	The re-election of Ms. Julia Xu as a director of the Company, who is retiring by rotation and offering herself for re-election in accordance with the Company's articles of association.

3.	The appointment of Mr. Ke Chen as a director of the Company who was originally appointed as a director by the Board of Directors in accordance with the articles of association of the Company.

4.	The appointment of Mr. Kaiheng Feng as a director of the Company who was originally appointed as a director by the Board of Directors in accordance with the articles of association of the Company.

5.	The appointment of Ms. Xinhan Li as a director of the Company who was originally appointed as a director by the Board of Directors in accordance with the articles of association of the Company.

6.	The appointment of Mr. Wenjun Li as a director of the Company who was originally appointed as a director by the Board of Directors in accordance with the articles of association of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com